Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hitch Hotel, Inc.
24852 Avenue Rockefeller
Santa Clarita, CA 91355
www.hitchhotel.com

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hitch Hotel, Inc.
Address: 24852 Avenue Rockefeller, Santa Clarita, CA 91355
State of Incorporation: DE
Date Incorporated: April 21, 2015

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $235.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks and Investment Incentives*

Early Bird:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares

Early Bird Bonus

Invest within the next 8 days and receive an additional 15% bonus shares

Volume-Based:

$5,000+

Invest $5,000+ and receive $500 off your Hitch Hotel order + 5% bonus shares

$15,000+

Invest $15,000+ and receive $1,000 off your Hitch Hotel order + 10% bonus shares

$25,000+

Invest $25,000+ and receive $1,500 off your Hitch Hotel order + 15% bonus shares

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Hitch Hotel, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $5/ share, you will receive 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Hitch Hotel is an expandable, lightweight, traveling hotel. The Hitch Hotel sleeps 2 people comfortably, off the ground and in a secure environment and requires minimal setup. Hitch Hotel stores almost anywhere and requires only 3' x 5' space. The RV and Camping markets have grown over 200% in the last 8 years and Hitch Hotel is poised to capitalize on that. Hitch Hotel is innovating the global outdoor adventure market by providing a low price point and alternative for those who do not have the storage space.

Hitch Hotel has created alliances with both Chinese and U.S. Manufacturers to build complete Hitch Hotel Units. If we continue on our current trajectory, we believe we will be able to continue our online sales and build our dealer network worldwide. At the present time, we have verbal commitments from dealers and distributors across the Globe.

Hitch Hotel Inc. previously operated as a California S-Corp (Hitch Hotel, Inc.) on April 21, 2015 and merged into the Delaware C-Corp conducting this Offering on December 11th, 2019.

Competitors and Industry

Presently Hitch Hotel has limited competition. Alternatives such as single-axle trailers 20ft. and under, exceed 10% of the total travel trailer market. They cost twice as much and require a larger storage footprint. Travel Trailers and Recreational vehicles sales will exceed 465,000 units by the end of 2020. Rooftop tents are the fastest growing market segment of this market but do not offer the security of the Hitch Hotel and must be collapsed when the car is in use.

Current Stage and Roadmap

Hitch Hotel is finalizing its production model for mass production. We are currently working on designs for the 4 other Hitch Hotel products due in 2020-2021. The Hitch Hotel Classic is ready to be produced. All prototyping has been completed. The Hitch Hotel Traveler is in its final prototype stages and will be ready to be produced in the coming months.

The Team

Officers and Directors

Name: Geoff Patterson

Geoff Patterson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO- Co Founder
  Dates of Service: April 22, 2015 - Present
  Responsibilities: Product Development, marketing, and overseeing manufacturing. There will be $75K allocated for salary once Hitch Hotel is profitable, and so far 853,000 shares of Common Stock have been issued to Geoff Patterson.

- **Position:** Director
  Dates of Service: April 22, 2015 - Present
  Responsibilities: Director

Name: Gil Goren

Gil Goren's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President Co-Founder
  Dates of Service: April 15, 2018 - Present
  Responsibilities: Sales, Marketing, Ambassador

- **Position:** Sales and Marketing
  Dates of Service: April 14, 2018 - Present
  Responsibilities: Outside and Inside Sales. Marketing via Social Media and other platforms. Outside Sales and Marketing. There will be $75k allocated for salary but no equity compensation until Hitch Hotel is profitable.

Other business experience in the past three years:

- **Employer:** ACME Made in America
  Title: Sales Director

Dates of Service: April 14, 2014 - March 07, 2018
Responsibilities: Sales

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the

benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the outdoor recreation vehicle industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of product, portable and expandable hotel units. Our revenues are therefore dependent upon the market for such product.

We may never have an operational product or service

It is possible that there may never be an operational Hitch Hotel or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Hitch Hotel, Inc. was formed on April 21, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hitch Hotel, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 5 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in

the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Manufacturing internationally

Manufacturing internationally may cause problems and present risks. We manufacture our components and trailers internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. A failure to successfully mitigate any of these potential risks could damage our business.

Cost Control

If we are unable to adequately control the costs associated with operating our business, including our costs of manufacturing, sales and materials, our business, financial condition, operating results and prospects will suffer. If we are unable to maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing and servicing our trailers relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments for the design, manufacture and sales of our trailers. There can be no assurances that our costs of producing and delivering our trailers will be less than the revenue we generate from sales at the time of the launch of such vehicle or that we will ever achieve a positive gross margin on sales of any specific trailer. We will incur significant costs related to contracting for the manufacture of our trailers, procuring the materials required to manufacture our trailers, assembling trailers and compensating our personnel. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed. Many of the factors that impact our operating costs are beyond our control. For example, the costs of our raw materials and components could increase due to shortages if global demand for these products increases.

Performance

If our trailers fail to perform as expected, we may have to recall our products and our ability to develop, market and sell our trailers could be harmed. Our trailers may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we intend to perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our trailers. There can be no assurances that we will not be required to recall products in the future. There can be no assurance that we will be able to detect and fix any defects in the trailers prior to their sale to consumers. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our trailers or their components prove to be defective. Such recalls, voluntary or involuntary, involve significant expense and diversion of management attention and other resources, which would adversely affect our brand image in our target markets and could adversely affect our business, prospects, financial condition and results of operations. Our trailers may not perform consistent with customers' expectations or consistent with other trailers currently available. Any product defects or any other failure of our trailers to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Dependance
We will be dependent on our suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our trailers at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results. We will be dependent on our suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our trailers at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results. In addition, we have not yet established relationships with suppliers for all of our components. While we believe that we may be able to establish necessary supply relationships as well as alternate supply relationships, we may be unable to do so at prices or costs that are favorable to us. The in ability to secure necessary suppliers or the future loss of any suppliers or any disruption in the supply of components from these suppliers could lead to delays in vehicle deliveries to our customers, which could hurt our relationships with our customers and also materially adversely affect our business, prospects and operating results.

Cost increase
Increases in costs, disruption of supply or shortage of materials could harm our business. We may experience increases in the cost or a sustained interruption in the supply or shortage of materials. Any such cost increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results.

Liability
We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such

claims. The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of trailers. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our trailers do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our trailers and business and inhibit or prevent commercialization of other future vehicle candidates which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit seeking significant monetary damages either in excess of our insurance coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Geoff Patterson	853,000	Common Stock	85.3

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 4,000,000 with a total of 1,000,000 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Debt
  Final amount sold: $287,600.00
  Use of proceeds: Startup costs which include -Prototypes, patents, insurance, molds, travel
  Date: May 15, 2015
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2018, compared to the year ended December 31, 2017

Capital:

A total of $283,721.00 was spent in the fiscal year 2018 on the foundational structure of Hitch Hotel Inc. This total was $207,766.00 higher than the fiscal year 2017. These amounts include multiple patent and trademark applications, required molds and tooling purchases, advertising, marketing campaigns, required travel expenses and outside manufacturing and engineering design.

January / April:

The first quarter of the year was spent designing and creating our final prototype both here in the US and in Foshan, China. As a result, we had increased spending of 73% on all operating expenses. It should be noted here that we were able to build all pre-prototype materials in the house thereby reducing outside costs of having vendors build them for at a minimum cost of $25,000.00. The cost to us was $0.00. Additionally, we did not have to pay any rents or utilities to do so. We operated out of a family member's facility. This alone saved well over $60,000 in 2018.

May / September:

In May we began to prepare for our introduction to the world via Kickstarter. We launched our campaign in late June of 2018. We created a campaign that drew over 22 million people to our brand worldwide. We had our marketing materials translated into no fewer than 4 languages around the world and we had over 220K people visit our website in that time frame. Our Kickstarter launch was a success by creating over $170,000. in backing through our First 100 Club program. At one point in our campaign, we were #3 on the list of most-watched profiles on Kickstarter. We ended our campaign push in September and raised $209,924.00 in customer deposits.

October / December:

Once we had a portion of the capital we knew it would take to create the "World's First Expandable, Wheel-less Trailer" we set off to find a qualified engineer to begin creating our first production built prototype. A total of $42,000.00 was spent to create the models necessary to build the Hitch Hotel in an assembly line process. Throughout the year and specifically, once the models were in the hands of potential manufactures, a total of $38,517.00 was spent on travel to Foshan China, Dusseldorf Germany, and Elkhardt Indiana to tour manufacturers facilities and have prototypes built. No prototypes were completed in 2018.

Year ended December 31, 2019, compared to the year ended December 31, 2018

The following discussion is based on our unaudited operating data and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

Capital:

2019 was a building year for the company. We did not anticipate having to create at least 4 prototypes. Therefore, the decision was made to not actively pursue a marketing and sales campaign until we understood when we would be out of the prototyping phase and into manufacturing. Any substantial capital funding came from our then-current friends and family investors to keep us moving forward. We spent roughly 40% less in the fiscal year 2019 than we did in 2018.

January / June:

We built and tested 3 additional prototype frame assemblies from both Foshan China and Elkhardt Indiana. We built a third set of fiberglass molds to correctly fit the newest prototype. We traveled to Melbourne Australia to an RV show and were featured in the Future Products Hall. We were welcomed there by many people that had seen our campaign and wanted to become either a dealer or a customer. In May of 2019, we were accepted to the StartEngine platform and began the arduous task of becoming SEC-compliant. We spent approximately $40,000.00 becoming a Delaware Corp, diluting our current shareholders (while also increasing their portfolio by a minimum of double)

July / December

In September of 2019 our final prototype was completed. We had anticipated being able to launch our Startengine campaign on Dec. 9. 2019, but our documentation was not complete. Additionally, we began working on our second product to be introduced here on Startengine. The Traveler is our answer to what we believe to be the most compact RV on the worldwide market. We began filing for a worldwide patent for the Traveler in late December. The filing date for the worldwide patent is February 23, 2020.

Year ending December 31, 2020 forecast

Based on our past history of the last 3 years we believe we will be able to build and deliver a minimum of 400 units beginning Q2 through Q4. Additionally, with the launch of the Traveler anticipated to be July / August 2020, we are forecasting an additional 200 units at a retail of $5699.00 COGS is anticipated to be $2649.00. We have secured a contract with our partners in China as well as partners here in the US and have been given open 90-day credit terms from China. Therefore, we see 2020 as our breakout year after 3 years of both financial growth and foundational growth for our company in all aspects of our business.

Historical results and cash flows:

Hitch Hotel is poised to embark on a huge revolution in outdoor recreation and camping comfort. Raising capital is an integral part of that becoming a reality. Our direction to limit units sold was to further perfect our product and not incumber the company with additional fiscal issues. Moving forward, we believe that integration of newer products will bolster the presence of Hitch Hotel in the marketplace.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We currently have limited funds dedicated solely to our Hitch Hotel campaign. Our overhead and tooling resources have been covered through June 2020. Our Manufacturing partners have allowed for limited terms when it comes to future orders.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are critical, Hitch Hotel will need the capital from StartEngine campaign or from other capital resources to move forward.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We are always actively seeking other forms of capital investment. StartEngine is an innovative platform for companies like ours but it is not our last hope. Our StartEngine campaign will allow us to introduce a new product in our line up and is great exposure.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Manufacturing will be the priority and the most costly. We believe this will allow Hitch Hotel to be also be able to pre-sell units in the Spring of 2020 to help with grow revenue.

How long will you be able to operate the company if you raise your maximum funding goal?

Hitch Hotel will be able to operate for 18-24 months if successful with its equity crowdfunding campaign. Manufacturing orders, rent, overhead, marketing, and minimum salaries will allow for future growth. We believe this equity crowdfunding campaign, will allow us to fuel our growth and help us acheive our future milestones.

Are there any additional future sources of capital available to your company?

(Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Hitch Hotel has various outlets that we can go to for future sources of capital, including private investors. We also have an arrangement (verbal) with our manufacturer in China whereby the manufacturer will manufacture, assemble, and ship all our products and collect payment for the orders after 90 days.

Indebtedness

- **Creditor:** DHL
  Amount Owed: $9,000.00
  Interest Rate: 0.0%
  Maturity Date: April 01, 2019

- **Creditor:** Dan Kyrzsan and Jeff Kantor
  Amount Owed: $39,600.00
  Interest Rate: 10.0%
  Maturity Date: December 18, 2022
  Note payable due in monthly installments of no less than $500 including interest upon first sale, at 10% per annum.

- **Creditor:** Denis D'Amato
  Amount Owed: $208,000.00
  Interest Rate: 10.0%
  Maturity Date: December 18, 2022
  Note payable due in monthly installments of $1,000 including interest 6 months after first sale, at 10% per annum.

- **Creditor:** Joe and John Spect
  Amount Owed: $40,000.00
  Interest Rate: 10.0%
  Maturity Date: December 18, 2022
  Note payable due upon demand, at 10% per annum.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,000,000.00

Valuation Details:

The COMPANY arrived at a $5,000,000 valuation by estimating a 6X EBITDA of the average over the first three years forecast and alternatively at 1X the average gross sales for the same 3-year forecast. The Company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Marketing*
  15.0%
  Social Media Campaign. Facebook,Instagram and Linkedin

- *Working Capital*
  15.0%
  Keeping the lights On and paying the bills.

- *Operations*
  29.0%
  Finishing Production ready prototype for mass production roll-out.

- *Inventory*
  25.0%
  Accumulate Hitch Hotel units for expedited shipping times and purchase turn-around.

- *Company Employment*
  5.0%
  Provide food and utilities for starving entrepreneurs.

- *Research & Development*
  4.0%
  New Product Development

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Inventory*
  20.0%
  Product Inventory for expedited purchase deliveries.

- *Company Employment*

20.0%
New Hires and existing employees.

- *Marketing*
15.0%
Social Media Campaigns.

- *Operations*
24.0%
Expand work footprint and assembly line.

- *Working Capital*
5.0%
Reserve

- *Research & Development*
9.0%
Hitch Hotel new product line

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.hitchhotel.com (hitchhotel.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and

has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hitch-hotel

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hitch Hotel, Inc.

[See attached]

HITCH HOTEL, INC.

REVIEWED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018





Rogers, Clem & Company
accountancy corporation

George R. Applebaum, CPA
Scott M. Biehl, CPA
Andy R. Jones, CPA

1067 PARK VIEW DRIVE • COVINA, CA 91724-3748 • (626) 858-5100 • FAX (626) 332-7012

Independent Accountants' Review Report

Board of Directors
Hitch Hotel, Inc.
Valencia, CA

We have reviewed the accompanying financial statements of Hitch Hotel, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and the related statements of operations and changes in shareholders' deficit and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Rogers, Clem & Company
accountancy corporation

George R. Applebaum, CPA
Scott M. Biehl, CPA
Andy R. Jones, CPA

1067 PARK VIEW DRIVE • COVINA, CA 91724-3748 • (626) 858-5100 • FAX (626) 332-7012

Supplementary Information

The supplementary information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Rogers, Clem & Company

ROGERS, CLEM & COMPANY

October 1, 2019
Covina, California

HITCH HOTEL, INC.
BALANCE SHEET
DECEMBER 31, 2018

ASSETS

CURRENT ASSETS:	
Cash	$ 26,724
Total current assets	26,724
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $15,154	115,050
INTANGIBLES, net of accumulated amortization of $12,423	118,929
NONCURRENT ASSETS:	
Deferred tax asset	113,998
Total assets	$ 374,701

See Independent Accountants' Review Report and the accompanying notes which are an integral part of these financial statements

HITCH HOTEL, INC.
BALANCE SHEET (continued)
DECEMBER 31, 2018

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITES:		
Accounts payable	$	5,121
Income tax payable		1,831
Customer deposits		209,924
Interest payable		32,776
Notes payable, current portion		287,600
Total liabilities		537,252
STOCKHOLDERS' DEFICIT:		
Common stock, 1,000 shares authorized no par value, 1,000 issued and outstanding		1,000
Paid in capital		112,673
Accumulated deficit		(276,224)
Total stockholders' deficit		(162,551)
Total liabilities and stockholders' deficit	$	374,701

See Independent Accountants' Review Report and the accompanying notes which are an integral part of these financial statements

HITCH HOTEL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

SALES	$ -
COST OF SALES	-
Gross profit from sales	-
OPERATING EXPENSES	283,721
Loss from operations	(283,721)
OTHER INCOME (EXPENSES):	
Interest expense	(20,617)
Loss before provision for income taxes	(304,338)
PROVISION FOR (BENEFIT FROM) INCOME TAXES:	
Current	800
Deferred	(113,998)
Net loss	$ (191,140)

See Independent Accountants' Review Report and the accompanying notes which are an integral part of these financial statements

HITCH HOTEL, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Paid in Capital	Unappropriated Retained Earnings/ (Accumulated Deficit)	Total
Balance January 1, 2018	$ 1,000	$ 88,620	$ (85,084)	$ 4,536
Net loss	-	-	(191,140)	(191,140)
Additional paid in capital	-	24,053	-	24,053
Balance December 31, 2018	$ 1,000	$ 112,673	$ (276,224)	$ (162,551)

See Independent Accountants' Review Report and the accompanying notes which are
an integral part of these financial statements

HITCH HOTEL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(191,140)
Adjustments to reconcile net loss		
to net cash used in operating activities:		
Depreciation and amortization		15,050
Changes in operating assets and liabilities:		
Equipment deposits and other prepaids		4,405
Deferred taxes		(113,998)
Accounts payable		501
Income taxes payable		907
Customer deposits		194,569
Interest payable		20,617
Net cash used in operating activities		(69,089)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures		(83,864)
Intangible expenditures		(36,521)
Additional paid in capital		24,053
Net cash used in investing activities		(96,332)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from notes payable		224,000
Repayments of notes payable		(46,000)
Net cash provided by financing activities		178,000
Net increase in cash		12,579
Beginning cash		14,145
Ending cash	$	26,724

See Independent Accountants' Review Report and the accompanying notes which are
an integral part of these financial statements

HITCH HOTEL, INC.
STATEMENT OF CASH FLOWS (continued)
FOR THE YEAR ENDED DECEMBER 31, 2018

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the period for:	
Interest	$ -
Income taxes paid	$ -

See Independent Accountants' Review Report and the accompanying notes which are an integral part of these financial statements

1. ORGANIZATION AND BUSINESS:

Hitch Hotel, Inc. (the "Company") is a California corporation organized on April 21, 2015. The company is a leading innovator of expandable, lightweight wheel-less trailers and storage options for the outdoor advernture and recreational markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company uses the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of its pending adoption of the new standard on the financial statements.

CASH AND CASH EQUIVALENTS

Cash consists of unrestricted cash in bank accounts.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation expense is computed under the straight-line method over the estimated useful lives of the assets, which are generally three to seven years.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

PROPERTY AND EQUIPMENT (Continued)

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged against income as incurred, whereas significant renewals or betterments are capitalized. Included in the statement of operations are provisions for depreciation in the amount of $8,534.

INTANGIBLE ASSETS

Intangible assets consist of start-up costs, website design, and patents, which are amortized over the expected lives of the assets, which is generally fifteen to twenty years.

In accordance with GAAP, long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value.

Long-lived assets to be disposed of are reported at the lower of the carrying amount or the fair value of the asset, less the cost to sell. Management has determined that no such impairment exists and therefore, no adjustments have been made to the carrying value of long-lived assets as of December 31, 2018. Included in the statement of operations are provisions for amortization in the amount of $6,516.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes (if any). Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement presentation and income tax purposes.

The differences relate primarily to depreciable assets (use of different depreciation method and lives for financial statement and income tax purposes), allowances for doubtful receivables and accrued vacation (deductible when paid) and net operating loss carry forwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses and tax credits that are available to offset future taxable income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

REVENUE RECOGNITION

Revenues are recognized when title passes, and the risk and rewards of ownership have passed to the customer, based on the terms of sale, a fixed price and reasonably assured collections. Title generally passes upon shipment to the customer by common carrier, depending on the sale and the terms of the agreement with the customer. Provisions for sales discounts, returns and allowances are recorded when identified and are charged against the related accounts receivable.

ADVERTISING

The Company expenses the cost of promoting and advertising its products and services as incurred. Total cost of advertising for the year ended December 31, 2018 was $17,531.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred. Costs associated with the development of tooling and molds beyond the feasibility stage are capitalized with the project to the corresponding fixed asset account. Total research and development costs expensed for the year ended December 31, 2018 was $41,345.

3. PROPERTY AND EQUIPMENT:

Property and equipment consist of the following:

	Cost	Accumulated Depreciation	Net Book Value
Software	$ 3,443	$ 956	$ 2,487
Tooling and molds	126,761	14,198	112,563
	$ 130,204	$ 15,154	$ 115,050

4. INTANGIBLES:

Intangibles consist of the following:

	Cost	Accumulated Depreciation	Net Book Value
Start-up costs	$ 62,932	$ 8,391	$ 54,541
Website design	18,700	1,258	17,442
Patent	49,720	2,774	46,946
	$ 131,352	$ 12,423	$ 118,929

See Independent Accountants' Review Report

5. NOTES PAYABLE:

	Current	Non-Current
Note payable due in monthly installments of no less than $500 including interest upon first sale, at 10% per annum.	$ 39,600	$ -
Note payable due in monthly installments of $1,000 including interest 6 months after first sale, at 10% per annum.	208,000	-
Note payable due upon demand, at 10% per annum.	40,000	-
	$ 287,600	$ -

Interest expense related to these notes for the year ended December 31, 2018 amounted to $20,617.

Minimum future lease payments at December 31, 2018 are as follows:

Years Ending December 31,	Amount
2019	$ 287,600
2020	-
2021	-
2022	-
2023	-
Thereafter	-
	$ 287,600

6. INCOME TAXES:

The components of income tax (benefit) expense are as follows:

Current:	
Federal	$ -
State	800
	800
Deferred:	
Federal	(80,326)
State	(33,672)
	(113,998)
Income tax benefit	$ (113,198)

6. INCOME TAXES: (Continued)

The principal timing difference between the book and tax calculation for income taxes relate to the use of accelerated depreciation for income tax purposes, interest expense accrual and net operating loss carryovers.

The deferred tax asset and deferred tax liability comprised the following:

	Federal	State
Deferred tax asset:		
Net operating loss carryover	$ 94,456	$ 30,704
Total deferred tax asset	94,456	30,704
Deferred tax liability:		
Other assets and liabilities	7,051	2,968
Depreciation	(21,181)	-
Total deferred tax liability	(14,130)	2,968
Net deferred tax asset	$ 80,326	$ 33,672

As of December 31, 2018 the Company has the following net operating loss carry-forwards which may be applied against future taxable income. All net operating losses generated in years ending 2018 and beyond do not expire. The approximate amounts and expiration dates are as follows:

Expires December 31,	Federal	State
2037	$ 92,513	$ 71,853
Non-expiring	357,280	275,476
	$ 449,793	$ 347,329

7. ENVIRONMENTAL REGULATION:

Substantially all of the Company's facilities are subject to federal, state and local provisions regulating the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have, any material effect upon the capital expenditures, net income, financial condition or competitive position of the Company. Management believes that its current practices and procedures for the control and disposition of such waste comply with applicable federal and state requirements.

8. SUBSEQUENT EVENTS:

The Company evaluated subsequent events through October 1, 2019 the date these financial statements were available to be issued.

HITCH HOTEL, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE I - OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2018

OPERATING EXPENSES:		
Advertising and promotion	$	17,532
Automobile expense		9,065
Bank fees		1,375
Consultant fees		92,431
Depreciation and amortization		15,050
Management fees		23,417
Office supplies		5,299
Other taxes		186
Professional services		1,704
Repairs and maintenance		9,647
Research and development		41,345
Subscriptions		2,875
Supplies		20,281
Telephone		4,997
Travel and entertainment		38,517
Total	$	283,721

HITCH HOTEL, INC.

REVIEWED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017



Rogers, Clem & Company
accountancy corporation



Rogers, Clem & Company
accountancy corporation

George R. Applebaum, CPA
Scott M. Biehl, CPA
Andy R. Jones, CPA

1067 PARK VIEW DRIVE • COVINA, CA 91724-3748 • (626) 858-5100 • FAX (626) 332-7012

Independent Accountants' Review Report

Board of Directors
Hitch Hotel, Inc.
Valencia, CA

We have reviewed the accompanying financial statements of Hitch Hotel, Inc. (a corporation), which comprise the balance sheet as of December 31, 2017 and the related statements of operations and changes in shareholders' equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS



Rogers, Clem & Company
accountancy corporation

George R. Applebaum, CPA
Scott M. Biehl, CPA
Andy R. Jones, CPA

1067 PARK VIEW DRIVE • COVINA, CA 91724-3748 • (626) 858-5100 • FAX (626) 332-7012

Supplementary Information

The supplementary information included in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.



Rogers, Clem & Company

ROGERS, CLEM & COMPANY

November 30, 2019
Covina, California

HITCH HOTEL, INC.
BALANCE SHEET
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS:		
Cash	$	14,145
Equipment deposits		2,683
Prepaids		1,722
Total current assets		18,550
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $6,620		39,720
INTANGIBLES, net of accumulated amortization of $5,907		88,924
Total assets	$	147,194

See Independent Accountants' Review Report and the accompanying notes which are
an integral part of these financial statements

HITCH HOTEL, INC.
BALANCE SHEET (continued)
DECEMBER 31, 2017

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITES:		
Accounts payable	$	4,620
Income tax payable		924
Customer deposits		15,355
Interest payable		12,159
Notes payable, current portion		109,600
Total liabilities		142,658
STOCKHOLDERS' EQUITY:		
Common stock, 1,000 shares authorized no par value, 1,000 issued and outstanding		1,000
Paid in capital		88,620
Accumulated deficit		(85,084)
Total stockholders' equity		4,536
Total liabilities and stockholders' equity	$	147,194

See Independent Accountants' Review Report and the accompanying notes which are an integral part of these financial statements

HITCH HOTEL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

SALES	$ -
COST OF SALES	-
Gross profit from sales	-
OPERATING EXPENSES	75,595
Loss from operations	(75,595)
OTHER INCOME (EXPENSES):	
Interest expense	(7,595)
Loss before provision for income taxes	(83,190)
PROVISION FOR (BENEFIT FROM) INCOME TAXES:	
Current	800
Net loss	$ (83,990)

See Independent Accountants' Review Report and the accompanying notes which are an integral part of these financial statements

HITCH HOTEL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Paid in Capital	Unappropriated Retained Earnings/ (Accumulated Deficit)	Total
Balance January 1, 2017	$ 1,000	$ 70,057	$ (1,094)	$ 69,963
Net loss	-	-	(83,990)	(83,990)
Additional paid in capital	-	18,563	-	18,563
Balance December 31, 2017	$ 1,000	$ 88,620	$ (85,084)	$ 4,536

See Independent Accountants' Review Report and the accompanying notes which are
an integral part of these financial statements

HITCH HOTEL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(83,990)
Adjustments to reconcile net loss		
to net cash used in operating activities:		
Depreciation and amortization		12,527
Changes in operating assets and liabilities:		
Equipment deposits and other prepaids		(2,683)
Accounts payable		(300)
Income taxes payable		(170)
Customer deposits		15,355
Interest payable		7,595
Net cash used in operating activities		(51,666)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures		(22,396)
Additional paid in capital		18,563
Net cash used in investing activities		(3,833)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from notes payable		70,000
Net cash provided by financing activities		70,000
Net increase in cash		14,501
Beginning cash		(356)
Ending cash	$	14,145

See Independent Accountants' Review Report and the accompanying notes which are
an integral part of these financial statements

HITCH HOTEL, INC.
STATEMENT OF CASH FLOWS (continued)
FOR THE YEAR ENDED DECEMBER 31, 2017

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the period for:	
Interest	$ -
Income taxes paid	$ -

See Independent Accountants' Review Report and the accompanying notes which are an integral part of these financial statements

1. ORGANIZATION AND BUSINESS:

Hitch Hotel, Inc. (the "Company") is a California corporation organized on April 21, 2015. The company is a leading innovator of expandable, lightweight wheel-less trailers and storage options for the outdoor advernture and recreational markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company uses the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of its pending adoption of the new standard on the financial statements.

CASH AND CASH EQUIVALENTS

Cash consists of unrestricted cash in bank accounts.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost. Depreciation expense is computed under the straight-line method over the estimated useful lives of the assets, which are generally three to seven years.

See Independent Accountants' Review Report

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

PROPERTY AND EQUIPMENT (Continued)

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged against income as incurred, whereas significant renewals or betterments are capitalized. Included in the statement of operations are provisions for depreciation in the amount of $6,620.

INTANGIBLE ASSETS

Intangible assets consist of start-up costs, website design, and patents, which are amortized over the expected lives of the assets, which is generally fifteen to twenty years.

In accordance with GAAP, long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. If there are indications of impairment, the Company uses future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value.

Long-lived assets to be disposed of are reported at the lower of the carrying amount or the fair value of the asset, less the cost to sell. Management has determined that no such impairment exists and therefore, no adjustments have been made to the carrying value of long-lived assets as of December 31, 2017. Included in the statement of operations are provisions for amortization in the amount of $5,907.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes (if any). Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement presentation and income tax purposes.

The differences relate primarily to depreciable assets (use of different depreciation method and lives for financial statement and income tax purposes), allowances for doubtful receivables and accrued vacation (deductible when paid) and net operating loss carry forwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses and tax credits that are available to offset future taxable income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

REVENUE RECOGNITION

Revenues are recognized when title passes, and the risk and rewards of ownership have passed to the customer, based on the terms of sale, a fixed price and reasonably assured collections. Title generally passes upon shipment to the customer by common carrier, depending on the sale and the terms of the agreement with the customer. Provisions for sales discounts, returns and allowances are recorded when identified and are charged against the related accounts receivable.

ADVERTISING

The Company expenses the cost of promoting and advertising its products and services as incurred. Total cost of advertising for the year ended December 31, 2017 was $8,640.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred. Costs associated with the development of tooling and molds beyond the feasibility stage are capitalized with the project to the corresponding fixed asset account. Total research and development costs expensed for the year ended December 31, 2017 was $2,388.

3. PROPERTY AND EQUIPMENT:

Property and equipment consist of the following:

	Cost	Accumulated Depreciation	Net Book Value
Tooling and molds	$ 46,340	$ 6,620	$ 39,720

4. INTANGIBLES:

Intangibles consist of the following:

	Cost	Accumulated Depreciation	Net Book Value
Start-up costs	$ 62,932	$ 4,195	$ 58,737
Website design	7,000	467	6,533
Patent	24,899	1,245	23,654
	$ 94,831	$ 5,907	$ 88,924

See Independent Accountants' Review Report

5. NOTES PAYABLE:

	Current	Non-Current
Note payable due in monthly installments of no less than $500 including interest upon first sale, at 10% per annum.	$ 39,600	$ -
Note payable due in monthly installments of $1,000 including interest 6 months after first sale, at 10% per annum.	30,000	-
Note payable due upon demand, at 10% per annum.	40,000	-
	$ 109,600	$ -

Interest expense related to these notes for the year ended December 31, 2017 amounted to $7,595.

Maturities of notes payable obligations over the following five years are as follows:

Years Ending December 31,	Amount
2018	$ 109,600
2019	-
2020	-
2021	-
2022	-
Thereafter	-
	$ 109,600

6. INCOME TAXES:

The components of income tax (benefit) expense are as follows:

Current:	
Federal	$ -
State	800
Income tax expense	$ 800

The principal timing difference between the book and tax calculation for income taxes relate to the use of accelerated depreciation for income tax purposes, interest expense accrual and net operating loss carryovers.

6.   INCOME TAXES: (Continued)

The deferred tax asset and deferred tax liability comprised the following:

	Federal	State
Deferred tax asset:		
Net operating loss carryover	$ 19,428	$ 6,352
Other assets and liabilities	2,721	1,146
Total deferred tax asset	22,149	7,498
Deferred tax liability:		
Depreciation	4,171	-
Total deferred tax liability	4,171	-
Valuation allowance	(26,320)	(7,498)
Net deferred tax	$ -	$ -

As of December 31, 2017 the Company has the following net operating loss carry-forwards which may be applied against future taxable income. The approximate amounts and expiration dates are as follows:

Expires December 31,	Federal	State
2037	$ 92,513	$ 71,853

The Company has redued the carrying amounts of deferred tax assets by a valuation allowance based on evidence availiable, that is is more-likely-than-not that such assets will not be realized. In making the assessment under the more-likely-than-not standard, appropriate consideration must be given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cululative losses, forecasts of future profitabiltiy, the duration of statutory carry-forward periods by jurisdiction, and all tax planning alternatives that may be available. As such, 100% of the deferred tax asset has been reserved as of December 31, 2017.

7.   ENVIRONMENTAL REGULATION:

Substantially all of the Company's facilities are subject to federal, state and local provisions regulating the discharge of materials into the environment. Compliance with these provisions has not had, nor does the Company expect such compliance to have, any material effect upon the capital expenditures, net income, financial condition or competitive position of the Company. Management believes that its current practices and procedures for the control and disposition of such waste comply with applicable federal and state requirements.

8.   SUBSEQUENT EVENTS:

The Company evaluated subsequent events through November 30, 2019 the date these financial statements were available to be issued.

See Independent Accountants' Review Report

HITCH HOTEL, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE I - OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2017

OPERATING EXPENSES:		
Advertising and promotion	$	8,640
Automobile expense		2,782
Bank fees		1,504
Consultant fees		1,029
Depreciation and amortization		12,527
Insurance		272
Management fees		6,604
Office supplies		5,398
Other taxes		1,183
Professional services		5,045
Repairs and maintenance		669
Research and development		2,388
Subscriptions		444
Supplies		5,978
Telephone		1,946
Travel and entertainment		19,186
Total	$	75,595

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Q

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Hitch Hotel Inc.

The Lightweight Expandable Traveling Hotel



◉ Website   📍 Santa Clarita, CA   CONSUMER PRODUCTS   MANUFACTURING

Hitch Hotel is an expandable traveling hotel that is secured to the back of a vehicle. It easily attaches to any vehicle via a trailer receiver or trailer ball. It has over 7 feet of sleeping room when expanded, which is done fast and easily. Hitch hotel is for the constant traveler and the weekend adventurer. It makes hitting the road a breeze.

$0.00 raised ⓘ

0 Investors	**50** Days Left
$5.00 Price per Share	**$5M** Valuation
Equity Offering Type	**$235.00** Min. Investment



INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments    Follow

Reasons to Invest

- **Amazing Product** - Easily expandable, compact traveling hotel that can sleep two adults comfortably—protected by 5 patents and more pending

- **Strong Traction** - Previously generated $170,000 in 30 days on Kickstarter

- **Huge Market** - The global camping and caravanning market is expected to reach $50 billion by 2022

"The Hitch Hotel is a lightweight expandable traveling trailer"



Enjoy Your Life Outdoors

THE PROBLEM

Most traveling units are bulky and costly

Traditional traveling units are a hassle. Not only do they require a large storage space but they are just a little bit harder to turn, park with & upkeep. At a high price point, buying a traditional RV becomes a big investment in time and money.



THE SOLUTION

Hitch Hotel is releasing you from the burden of a traditional RV

Built from durable and light-weight material, Hitch Hotel Classic is every traveler's solution to getting on the road. It easily attaches to the back of a vehicle and expands out when parked, allowing ample room for two adults, or three bikes, or any other kind of luggage and equipment. Hitch Hotel is safe and comfortable -- it is raised from the ground and easily secured, allowing every adventurer a good night sleep and peace of mind.



Introducing: The Hitch Hotel Traveler





The Hitch Hotel Traveler is the next product to be developed (currently in its final prototype stages), while The Hitch Hotel Classic is ready to be produced as all prototyping has been completed. We've traveled the world and realized that most countries have smaller cars with length and weight restrictions on trailer hitches. The HH Classic solves a lot of problems. It's inexpensive, it's light, it sleeps up to 3 adults, and above all else; It's compact. However, it's too heavy for smaller vehicles. The Traveler solves that problem by adding a "wheel kit" to the original Classic. It's simple really. The frame for the Classic's Lift System unbolts, and the "wheel kit" effortlessly takes its place. With its now patent-pending "Wheel Kit" attached, the Traveler reaches another level of simplicity. Not only can you add more weight to the unit, but you can carry more stuff. When you're done, simply back into your garage, carport, or parking space and do 3 things:

1. Release
   - Release from the hitch
2. Roll
   - Roll into any area (less than 39 inches)
3. Retract
   - Retract the patented swivel frame assembly into its vertical position.

Traveler™



Hitch Hotel's Traveler or Classic will have you covered



THE MARKET

The global camping and caravanning market is expected to reach $50 billion by 2022[1]

The travel market is expanding rapidly, especially for millennials. 40 Million people in the U.S. go RV /backyard or car camping and 38% of them are millennials. The RV industry in the U.S. has **grown 200%** in the last 8 years according to RVIA. Capturing just a single digit of this market would be huge and we are confident that at our low price point and ease of use, we will have no trouble doing so.



OUR TRACTION

We've already reached over 320,000 potential customers through our website. Over the last 24 months, we've averaged over 13,000 visits a month.

We started with an excellent Kickstarter campaign. Our online campaign was translated into no less than 9 languages. With news outlets like Forbes and Runners World posting our content to their message boards, we believe our product has been seen by millions of people. With that kind of exposure, we believe that the Hitch Hotel product line is quickly becoming a worldwide household name.


Hitch Hotel

WHAT WE DO

We are filling the gap between tents and traditional RVs

Hitch Hotel is customizable to fit every traveler's needs or can be outfitted with

just the basics. When compact, it takes up about 3 feet of space, allowing it to be stored in any garage, or even an apartment — no driveway necessary! Hitch Hotel is equipped with tail lights and other safety features. When you arrive at your destination, it simply expands, and you'll be ready to sleep in no time.






Easy to set up





Easy to move


0:00

HOW WE ARE DIFFERENT

Few products are marketed or sold which are similar to Hitch Hotel

With 40 million people in the U.S. alone going outdoor adventuring there must be options for all these demographics, but the choices available are either too expensive or not adequate enough for the needs and wants of the public. Standard single axle trailers either cost twice as much, require larger storage footprints and high levels of maintenance. Roof top tents do not offer the security

of the Hitch Hotel among other things. Hitch Hotel is providing a much-needed alternative to these current products.




MORE FREEDOM.
LOWER COST.
Hitch Hotel
21+ FT
$18,000+
12+ FT
$12,000+
39"
UNDER $6K

THE VISION

We're expanding the outdoors to more people and filling a void in the marketplace

Hitch Hotel is filling a new niche for those who can't afford RVs or expensive trailers. At a price point of either $4999 (classic) or $5699 (traveler), our price is a factor of 3 less than the average teardrop trailer ($15000). Plus, for those who don't have more space to store their RV, our Hitch Hotel is compact and far easier to stash away when not in use. This product line is making the outdoors and camping truly available to anyone, as the current options in the marketplace are

not affordable or convenient for the everyday person. It is our belief that owning this underserved population will make Hitch Hotel very attractive to large outdoor and camping manufacturers in the future, especially as we continue to grow and develop our product lines with exciting new features.



Ready for your Next Adventure

OUR TEAM

We have passion and expertise running the show

Geoff Patterson, **President/CEO**, is no stranger to hard work and seeing his ideas through to fruition. He has spent his life building companies from the ground up with his visionary leadership and passion. Geoff's expertise in building from the ground up – whether it is a vehicle or a multi-million dollar business – will lead Hitch Hotel into top ranks of this ever-growing mega industry. Gil Goren, **Vice President**, is a proactive, results-driven professional who is consistently ranked among the top producers in various environments including established, emerging and startup operations.





We are disrupting the market with our innovative product

Despite America's love affairs with smaller, sleeker gadgets and vehicles, no Travel RV company has followed suit. We couldn't help but wonder—what about those giant tin can trailers and RVs of yesteryear? It is time for the Outdoor Industry to step into the future with Hitch Hotel. We have seen the space that needed to be filled and filled it with a product that is not only easy to use, safe, efficient, affordable and useful, but one that is fun and exciting. We see our unbelievable potential and hope that you join us on the next step in this journey.



0:00

In the Press





















































































RUNNER'S
HOUSE TALK SMALL SPACES MORE FREEDOM
lonely planet
THE MANUAL
THE COOLECTOR
GadgetFlow

NEW ATLAS
CURBED
motor1.com
Dude!!!
GEARJUNKIE
autoblog

Adventure Sports Network
THIS IS WHY I'M BROKE
COOLTHINGS
treehugger
EXPEDITION PORTAL
uncrate

VITALMTB
InsideHook
GEAR FOR LIFE
TINY HOUSE CITIZENS
MENS GEAR
HICONSUMPTION

Daily Want
COOL MATERIAL
GOOD GOOD
HOMECRUX
CAR AND DRIVER
gadgetKing.com

TRENDHUNTER
The Awesomer
BEST DAMN EDC
COUNTRY FROOT
caravancampingsales.com.au
AWESOME STUFF 365

GH
GO DOWNSIZE
DESIGNLISTICLE
ABC.es
AUTOWERELD
stern

SIA Magazin
Forbes

SHOW MORE

Meet Our Team





Geoff Patterson

CEO

Geoff Patterson, President/CEO, is no stranger to hard work and seeing his ideas through to fruition. He has spent his life building companies from the ground up with his visionary leadership and passion. For 25 years he has built, owned and operated a successful body shop in Valencia, California. However, on February 11, 2006, while attending a Motocross race, he and his son Geremy witnessed the racer James Marshall crash. This prompted him to change the way we look at motorcycle safety forever. He imported the Leatt Neck Brace and distributed it nationwide, creating over $10 million nationally and 17 million worldwide, in sales the first year. 47 million was generated worldwide in 3 years, thus making it a Household name. In 2009, he created Twisted Beverage Company. This popular beverage made it into 11 states and 1,500 stores in just a couple of months before the FDA recommended that caffeine was unsafe to mix with high alcohol content. His most recent and most potentially successful venture yet is his invention of the Hitch Hotel. The Outdoor Industry is one of the most overlooked economic multi-hundred billion-dollar industries in the nation! Geoff's expertise in building from the ground up – whether it is a vehicle or a multi-million dollar business – will lead Hitch Hotel into the top ranks of this ever-growing mega-industry, thereby again creating a product with Household name status.

Gil Goren

Vice President & Co-Founder

Gil Goren, Vice President, is a proactive, results-driven professional with an 20 year record of achievement and demonstrated expertise in generating, growing business and closing deals. Gil has strong interpersonal skills and an exceptional ability to identify and anticipate customers' needs with both inside and outside sales. He is consistently ranked among the top producers in various environments including established, emerging and startup operations.



Offering Summary

Company :	Hitch Hotel, Inc.
Corporate Address :	24852 Avenue Rockefeller, Santa Clarita, CA 91355
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$235.00

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	2,000
Maximum Number of Shares Offered :	214,000
Price per Share :	$5.00
Pre-Money Valuation :	$5,000,000.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Perks and Investment Incentives*

Early Bird:

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares

Early Bird Bonus

Invest within the next 8 days and receive an additional 15% bonus shares

Volume-Based:

$5,000+

Invest $5,000+ and receive $500 off your Hitch Hotel order + 5% bonus shares

$15,000+

Invest $15,000+ and receive $1,000 off your Hitch Hotel order + 10% bonus shares

$25,000+

Invest $25,000+ and receive $1,500 off your Hitch Hotel order + 15% bonus shares

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Hitch Hotel, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $5/ share, you will receive 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Graphic: The ideal is to feel at home anywhere, everywhere. - Geoff Dyer, Paris Trance

Narration: Getting out into nature is one of the best ways to experience a happier and healthier life. Introducing the Hitch Hotel. When inventor Jeff Patterson originally designed a cargo box for his son's need to safely secure and store his mountain bike while traveling, he realized he could do a lot more.

Narration: It was then the world's first expandable, wheeless trailer was born.

Narration: We spent over three years designing and testing the Hitch Hotel to make sure it was light, strong, and weather resistant, easy to set up. It becomes a traveling hotel for everyone who loves an adventure and a good night's sleep.

Narration: Ready to go whenever and wherever.

Narration: The Hitch Hotel is built tough lightweight aircraft aluminium and hand laid fiberglass. The Hitch Hotel is designed to store and transport your valuable equipment completely self supportive. Requiring no heavy lifting. The Hitch Hotel can be set up in just a minute once you reach your destination. It's truly an organic extension of your vehicle.

Narration: When expanded, it becomes a large sleeping area of over 135 cubic feet. It will keep you and your belongings safe and secure in any environment.

Narration: Enjoy your adventurous life a lot more while relaxing and sleeping comfortably with the Hitch Hotel.

Narration: Wherever you're going, whenever you get there, your room is ready.

Graphic: Hitch Hotel World's First Expandable Wheel-less Trailer

Video 2

VO: Introducing the hitch hotel traveler

VO: The next level in adventure simplicity

VO: The traveler is considered one of the most compact trailers in the marketplace today

VO: Not only can you carry more stuff but when you're done simply back into your garage carport or parking space and release roll retract

Text: Rotating 1000lb wheeled jack

Text: Rotating/adjustable left and right stabilizer

Text: Patent-pending collapsable tow bar

Text: easily store in 39 inches of space

Text: 10" aluminum rims with radial tires rated at 80mph

Text: 1000lb torsion bar suspension

Text: Quick release removable/adjustable rear frame support

Text: Internal locking pins

Text: Patented retractable/adjustable rear stabilizing supports

Text: Braking wheels

VO: The Hitch Hotel traveler your room is ready

Graphic: Hitch Hotel Logo

Text: www.hitchotel.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

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<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.